Contact

www.linkedin.com/in/jason-frazier-19380438 (LinkedIn)

Top Skills

Medical Physics
Treatment Planning
Radiation Safety

Certifications

Diplomate of the American Board of Radiology

Jason Frazier

Medical Physicist at Provision Healthcare
Nashville

Summary

Board certified clinical Medical Physicist with an expertise in management, quality assurance program development, new equipment acceptance and commissioning, radiation therapy department planning, and treatment planning program oversight. Cryptocurrency and blockchain enthusiast with 5 years of experience mining, trading, and staking multiple assets.

Experience

Provision Healthcare
Medical Physicist
September 2020 - Present (1 year 9 months)
Franklin, Tennessee, United States

Maury Regional Health
Medical Physicist
October 2013 - September 2020 (7 years)

Middle Tennessee Medical Center
Medical Physicist
July 2009 - October 2013 (4 years 4 months)

Jackson Madison County General Hospital
Medical Physicist
June 2006 - July 2009 (3 years 2 months)

Education

Vanderbilt University School of Medicine
Master of Science, Medical Physics · (2004 - 2006)

Middle Tennessee State University
Bachelor of Science, Physics · (1998 - 2004)